UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(*Check One*): [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [**X**] Form 10-Q [ ] Form 10-D [ ] Form N-SAR
       [ ] Form N-CSR

For Period Ended: June 30, 2008

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: _____

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the items(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

LEXIT TECHNOLOGY, INC.
Full Name of Registrant:

N/A
Former Name if Applicable

9595 Wilshire Blvd., Suite 900
Address of Principal Executive Office (Street and Number)

Beverly Hills, CA 92012
City, State and Zip Code

PART II
RULES 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[**X**]   (a)   The reasons described in reasonable detail in Part III of this form could not be
              eliminated without unreasonable effort or expense;

[**X**]   (b)   The subject annual report, semi-annual report, transition report on Form 10-K,
                Form 20- F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth
                calendar day following the prescribed due date; or the subject quarterly of transition report on
                Form 10-Q, or portion thereof be filed on or before the fifth calendar day following prescribed due
                date; and

___   (c)   The accountant's statement or other exhibit required by Rule 12b-25(c) has been
                attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is unable to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2008 within the prescribed period due to ministerial difficulties. Such difficulties prevent the Company from filing the Quarterly Report without unreasonable effort or expense. The Company fully expects to be able to file within the additional time allowed by this report.

PART IV
OTHER INFORMATION

(1)   Name and telephone number of person to contact in regard to this notification.

AL Kennedy   **(877)**   **565-0515**
(Name)   (Area Code)   (Telephone Number)

(2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934
        or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter
        period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

[**X**] Yes [ ] No

(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the
        last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
        thereof?

[ ] Yes [**X**] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
_____

LEXIT TECHNOLOGY, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 14, 2008   By: /s/ AL KENNEDY
                                         AL Kennedy
                                         President and Chairman

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If

the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).